Filed pursuant to General Instruction II.L. of Form F-10
File No. 333-225539

PROSPECTUS SUPPLEMENT
To the Short Form Base Shelf Prospectus Dated August 3, 2018

New Issue	April 17, 2020

GOLD STANDARD VENTURES CORP.

Up to $14,875,000

Common Shares

This prospectus supplement (this “Prospectus Supplement”), together with the accompanying short form base shelf prospectus dated August 3, 2018 (the “Shelf Prospectus”), qualifies the distribution (the “Offering”) of common shares (the “Offered Shares”) in the share capital of Gold Standard Ventures Corp. (“Gold Standard”, the “Company”, “we”, “us” or “our”) having an aggregate offering amount of up to $14,875,000. The Company has entered into an equity distribution agreement dated April 17, 2020 (the “Equity Distribution Agreement”) with BMO Capital Markets (“BMO”) pursuant to which the Company may distribute the Offered Shares through BMO, as agent for the distribution of the Offered Shares or as principal. The Offering is being made in the United States only under a registration statement on Form F-10 (File No. 333-225539) (the “Registration Statement”), filed with and declared effective by the United States Securities and Exchange Commission (the “SEC”). See “Plan of Distribution”.

The issued and outstanding common shares of the Company (the “Common Shares”) are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) and on the NYSE American LLC (the “NYSE American”) under the symbol “GSV”. On April 16, 2020, the last trading day prior to the date of this Prospectus Supplement, the closing price of the Common Shares on the TSX was $0.84 and on the NYSE American was US$0.59.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC NOR HAS THE SECURITIES COMMISSION OF ANY STATE OF THE UNITED STATES OR ANY CANADIAN SECURITIES REGULATOR APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system (“MJDS”) adopted by the United States and Canada, to prepare this Prospectus Supplement in accordance with Canadian disclosure requirements. Investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and are subject to Canadian auditing and auditor independence standards and thus may not be comparable to financial statements of United States companies.

Investors should be aware that the acquisition, holding or disposition of the Offered Shares may have tax consequences both in the United States. Such consequences for investors who are resident in, or citizens of, the United States may not be described in this Prospectus Supplement or the accompanying Shelf Prospectus. You should consult and rely on your own tax advisors with respect to your own particular circumstances. See “Certain U.S. Federal Income Tax Considerations”.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that we are incorporated or organized under the laws of a foreign country, that some or all of our officers and directors may be residents of a foreign country, that some or all of the agents or experts named in this Prospectus Supplement and accompanying Shelf Prospectus may by residents of a foreign country and that all or a substantial portion of the assets of the Company and said persons may be located outside the United States.

Sales of Offered Shares, if any, under this Prospectus Supplement and the accompanying Shelf Prospectus are anticipated to be made in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 - Shelf Distributions (“NI 44-102”), including sales made directly on the NYSE American or any other recognized marketplace upon which the Common Shares are listed or quoted or where the Common Shares are traded in the United States. No Offered Shares will be offered or sold in Canada on the TSX or any other trading market in Canada. If expressly authorized by the Company, BMO may also sell Offered Shares in privately negotiated transactions in the United States. The sales, if any, of Offered Shares made under the Equity Distribution Agreement will be made by means of ordinary brokers’ transactions on the NYSE American at market prices, or as otherwise agreed upon by the Company and BMO. As a result, prices may vary as between purchasers and during the period of distribution. There is no minimum amount of funds that must be raised under the Offering. As a result, the Offering may terminate after only raising a small portion of the offering amount set out above, or none at all. See “Plan of Distribution”.

In connection with the sale of the Offered Shares on our behalf, BMO may be deemed to be an “underwriter” within the meaning of Section 2(a)(11) of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and the compensation of BMO may be deemed to be underwriting commissions or discounts. The Company has agreed to provide indemnification and contribution to BMO against certain liabilities, including liabilities under the U.S. Securities Act.

The Company will pay BMO up to 2% of the gross proceeds from the sale of the Offered Shares pursuant to the Equity Distribution Agreement. See “Plan of Distribution” and “Use of Proceeds” for how the net proceeds, if any, from sales under this Prospectus Supplement will be used. The proceeds the Company receives from sales will depend on the number of Offered Shares actually sold, the offering price of such Offered Shares and the compensation paid to BMO.

As sales agent, BMO will not engage in any transactions to stabilize or maintain the price of the Offered Shares. No underwriter or dealer involved in the Offering, no affiliate of such an underwriter or dealer, and no person acting jointly or in concert with such an underwriter or dealer has over-allotted, or will over-allot, Offered Shares in connection with the Offering or effect any other transactions that are intended to stabilize or maintain the market price of the Offered Shares.

Investing in the Offered Shares involves a high degree of risk. You should carefully review the risks outlined in the “Risk Factors” section and elsewhere in this Prospectus Supplement and the accompanying Shelf Prospectus and the documents incorporated by reference herein and therein for a discussion of certain considerations relevant to an investment in the Offered Shares offered hereby. See “Cautionary Note Regarding Forward-Looking Information” and “Risk Factors”.

Jamie D. Strauss, William E. Threlkeld, Ron Clayton, Alex Morrison and Zara Boldt, each a director of the Company, and Dr. Art S. Ibrado, Matthew Sletten, Michael S. Lindholm, Thomas L. Dyer, Mark Laffoon, Steven J. Nicholls, Carl E. Defilippi, Richard DeLong, Kenneth L. Myers, Donald Harris, Steven R. Koehler and Gary Simmons, each a “qualified person” required to file a consent with this Prospectus Supplement, reside outside of Canada. Each of the aforementioned individuals has appointed Borden Ladner Gervais LLP, 1200 Waterfront Center, 200 Burrard Street, Vancouver, British Columbia, V7X 1T2, as his agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the person or company has appointed an agent for service of process in Canada.

The Company’s head office and registered office is located at Suite 610, 815 West Hastings Street, Vancouver, British Columbia, V6C 1B4.

The financial information of the Company contained in the documents incorporated by reference herein are presented in Canadian dollars. References in this Prospectus Supplement to “$” and “C$” are to Canadian dollars. United States dollars are indicated by the symbol “US$”.

ii

TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT

PROSPECTUS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION	1
CAUTIONARY NOTE TO UNITED STATES INVESTORS REGARDING PRESENTATION OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES	2
FINANCIAL INFORMATION	3
CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION	3
DOCUMENTS INCORPORATED BY REFERENCE	3
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT	5
AVAILABLE INFORMATION	5
THE COMPANY	5

iii

CONSOLIDATED CAPITALIZATION	5
USE OF PROCEEDS	6
PLAN OF DISTRIBUTION	6
DESCRIPTION OF SECURITIES	7
CERTAIN FEDERAL INCOME TAX CONSIDERATIONS	9
PRIOR SALES	9
MARKET FOR SECURITIES	9
RISK FACTORS	10
INTERESTS OF EXPERTS	10
LEGAL MATTERS	10
ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES	10

iv

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this Prospectus Supplement, which describes the terms of the Offering and adds to and updates information contained in the accompanying Shelf Prospectus and the documents incorporated by reference therein. The second part is the Shelf Prospectus, which gives more general information, some of which may not apply to the Offering. This Prospectus Supplement is deemed to be incorporated by reference into the Shelf Prospectus solely for the purpose of this Offering.

Neither the Company nor BMO have authorized anyone to provide readers with information different from that contained in this Prospectus Supplement and the accompanying Shelf Prospectus (or incorporated by reference herein or therein). The Company takes no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give readers of this Prospectus Supplement and the accompanying Shelf Prospectus. If the description of the Offered Shares or any other information varies between this Prospectus Supplement and the accompanying Shelf Prospectus (including the documents incorporated by reference herein and therein), you should rely on the information in this Prospectus Supplement. The Offered Shares are not being offered in any jurisdiction where the offer or sale is not permitted.

Readers should not assume that the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Shelf Prospectus is accurate as of any date other than the date of this Prospectus Supplement and the accompanying Shelf Prospectus or the respective dates of the documents incorporated by reference herein or therein, unless otherwise noted herein or as required by law. It should be assumed that the information appearing in this Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated by reference herein and therein are accurate only as of their respective dates. The business, financial condition, results of operations and prospects of the Company may have changed since those dates.

This Prospectus Supplement shall not be used by anyone for any purpose other than in connection with the Offering. The Company does not undertake to update the information contained or incorporated by reference herein or in the Shelf Prospectus, except as required by applicable securities laws. Information contained on, or otherwise accessed through, the Company’s website shall not be deemed to be a part of this Prospectus Supplement or the accompanying Shelf Prospectus and such information is not incorporated by reference herein or therein.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This Prospectus Supplement, the accompanying Shelf Prospectus, and the documents incorporated by reference herein and therein, contain “forward-looking information” within the meaning of applicable Canadian securities laws (referred to herein as “forward-looking information”). Forward-looking information includes statements that use forward-looking terminology such as “may”, “could”, “would”, “should”, “will”, “intend”, “plan”, “expect”, “budget”, “estimate”, “anticipate”, “believe”, “continue”, “potential” or the negative or grammatical variation thereof or other variations thereof or comparable terminology. Such forward-looking information includes, without limitation, statements with respect to mineral reserve and mineral resource estimates; targeting additional mineral resources and expansion of deposits; the Company’s expectations, strategies and plans for the Railroad-Pinion Project (as defined below), including the Company’s current planned exploration, development and permitting activities; the results of future exploration and drilling and estimated completion dates for certain milestones; successfully adding or upgrading mineral resources; the existence and estimates of mineral resources or mineral reserves and the timing of development thereof; the costs and timing of future exploration and development; the Company’s use of proceeds from the Offering; capital expenditure programs and the timing and method of financing thereof; the requirement for additional financing in order to maintain the Company’s operations and exploration activities; the timing, receipt and maintenance of approvals, licences and permits from any federal, national, provincial, territorial, municipal or other government, any political subdivision thereof, and any ministry, sub-ministry, agency or sub-agency, court, board, bureau, office, or department, including any government-owned entity, having jurisdiction over the Company or its assets; future financial or operating performance and condition of the Company and its business, operations and properties; the Company’s belief that it was classified as a PFIC (as defined below) for its prior tax year, and based on current business plans and financial expectations, the Company’s expectation that it may be a PFIC for its current tax year and may be a PFIC in future tax years; the Company’s operations continuing to be classified as an “essential business” in Nevada; the Company’s actions to minimize the risks of COVID-19, and any other statement that may predict, forecast, indicate or imply future plans, intentions, levels of activity, results, performance or achievements.

Forward-looking information is not a guarantee of future performance and is based upon a number of estimates and assumptions of management, in light of management’s experience and perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, as of the date of this Prospectus Supplement including, without limitation, assumptions about: favourable equity and debt capital markets; the ability to raise any necessary capital on reasonable terms to advance the development of the Railroad-Pinion Project and pursue planned exploration; expectations about the ability to acquire resources and/or reserves through acquisition and/or development; future prices of gold and other metal prices; the timing and results of exploration and drilling programs (including metallurgical testing); the accuracy of any mineral reserve and mineral resource estimates; the accuracy of budgeted exploration and development costs and expenditures; the price of other commodities such as fuel; future currency exchange rates and interest rates; operating conditions being favourable, including whereby the Company is able to operate in a safe, efficient and effective manner; political and regulatory stability; the receipt of governmental and third party approvals, licences and permits on favourable terms; obtaining required renewals for existing approvals, licences and permits and obtaining all other required approvals, licences and permits on favourable terms; sustained labour stability; stability in financial and capital goods markets; the absence of any material adverse effects arising as a result of terrorism, sabotage, natural disasters, public health concerns, equipment failures or adverse changes in government legislation or the socioeconomic conditions in Nevada and the surrounding area with respect to the Railroad-Pinion Project and operations; and the availability of drilling and other mining equipment, energy and supplies. While the Company considers these assumptions to be reasonable, the assumptions are inherently subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking information. Many assumptions are based on factors and events that are not within the control of the Company and there is no assurance they will prove to be correct.

Furthermore, such forward-looking information involves a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance or achievements of the Company to be materially different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such forward-looking information. Such risks include, without limitation: general business, social, economic, political, regulatory and competitive uncertainties; differences in size, grade, continuity, geometry or location of mineralization from that predicted by geological modelling and the subjective and interpretative nature of the geological modelling process; the speculative nature of mineral exploration and development, including the risk of diminishing quantities or grades of mineralization and the inherent riskiness of inferred mineral resources; fluctuations in the spot and forward price of gold; a failure to achieve commercial viability, despite an acceptable gold price, or the presence of cost overruns which render the Railroad-Pinion Project uneconomic; geological, hydrological and climatic events which may adversely affect infrastructure, operations and development plans, and the inability to effectively mitigate or predict with certainty the occurrence of such events; the Company’s limited operating history; the Company’s history of losses and expectation of future losses; uncertainty as to the Company’s ability to continue as a going concern; credit and liquidity risks associated with the Company’s financing activities, including constraints on the Company’s ability to raise and expend funds; delays in the performance of the obligations of the Company’s contractors and consultants, the receipt of governmental and third party approvals, licences and permits in a timely manner or to complete and successfully operate mining and processing components; the Company’s failure to accurately model and budget future capital and operating costs associated with the further development and operation of the Railroad-Pinion Project; adverse fluctuations in the market prices and availability of commodities and equipment affecting the Company’s business and operations; title defects to the Company’s mineral properties; the Company’s management being unable to successfully apply their skills and experience to attract and retain highly skilled personnel; the cyclical nature of the mining industry and increasing prices and competition for resources and personnel during mining cycle peaks; the Company’s failure to comply with laws and regulations or other regulatory requirements; the Company’s failure to comply with existing approvals, licences and permits, and the Company’s inability to renew existing approvals, licences and permits or obtain required new approvals, licences and permits on timelines required to support development plans; the Company’s failure to comply with environmental regulations, the tendency of such regulations to become more strict over time, and the costs associated with maintaining and monitoring compliance with such regulations; the adverse influence of third party stakeholders including social and environmental non-governmental organizations; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or pandemics or outbreaks of communicable diseases such as the coronavirus) and other geopolitical uncertainties; the adverse impact of competitive conditions in the mineral exploration and mining business; the Company’s failure to maintain satisfactory labour relations and the risk of labour disruptions or changes in legislation relating to labour; changes in national and local government legislation, taxation, controls, regulations and other political or economic developments in the jurisdictions in which the Company operates; limits of insurance coverage and uninsurable risk; the adverse effect of currency fluctuations on the Company’s financial performance; difficulties associated with enforcing judgments against directors residing outside of Canada; conflicts of interest; reduction in the price of Common Shares as a result of sales of Common Shares by existing shareholders; the dilutive effect of future acquisitions or financing activities and the failure of future acquisitions to deliver the benefits anticipated; trading and volatility risks associated with equity securities and equity markets in general; the Company’s not paying dividends in the foreseeable future or ever; failure of the Company’s information technology systems or the security measures protecting such systems; the costs associated with legal proceedings should the Company become the subject of litigation or regulatory proceedings; costs associated with complying with public company regulatory reporting requirements; and other risks involved in the exploration, development and mining business generally, including, without limitation, environmental risks and hazards, cave-ins, flooding, rock bursts and other acts of God or natural disasters or unfavourable operating conditions. Although the Company has attempted to identify important factors that could cause actual actions, events, conditions, results, performance or achievements to differ materially from those described in forward-looking information, there may be other factors that cause actions, events, conditions, results, performance or achievements to differ from those anticipated, estimated or intended. See “Risk Factors” for a discussion of certain factors investors should carefully consider before deciding to invest in the Common Shares.

The Company cautions that the foregoing lists of important assumptions and factors are not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information contained herein. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, investors should not place undue reliance on forward-looking information.

Forward-looking information contained herein is made as of the date of this Prospectus Supplement and the Company disclaims any obligation to update or revise any forward-looking information, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.

CAUTIONARY NOTE TO UNITED STATES INVESTORS REGARDING PRESENTATION OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

The disclosure in this Prospectus Supplement has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Disclosure, including scientific or technical information, has been made in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the SEC’s requirements in Industry Guide 7 (“Industry Guide 7”). In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Industry Guide 7 normally does not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by Industry Guide 7 standards in documents filed with the SEC. United States investors should also understand that “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. Investors are cautioned not to assume that any part, or all, of the mineral deposits in these categories will ever be converted into mineral reserves. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies. In addition, the definitions of “proven” and “probable mineral reserves” used in NI 43-101 differ from the definitions in Industry Guide 7, and “reserves” under NI 43-101 may not qualify as “reserves” under Industry Guide 7. Disclosure of “contained ounces” is permitted disclosure under Canadian legislation; however, under Industry Guide 7, the SEC normally only permits issuers to report mineralization that does not constitute reserves as in place tonnage and grade without reference to unit measures. In addition, the documents incorporated by reference into this Prospectus Supplement include information regarding adjacent or nearby properties on which we have no right to mine. Under Industry Guide 7, the SEC does not normally allow U.S. companies to include such information in their filings with the SEC. Accordingly, information contained in this Prospectus Supplement containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

FINANCIAL INFORMATION

Unless otherwise indicated, all financial information included and incorporated by reference in this Prospectus Supplement is determined using IFRS, which differs from United States generally accepted accounting principles.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

The financial statements of the Company incorporated by reference in this Prospectus Supplement are reported in Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars and are referred to as “$” or “C$”. United States dollars are referred to as “US$”.

The high, low, closing and average exchange rates for Canadian dollars in terms of the United States dollar for each of the three most recent years ended December 31 as quoted by the Bank of Canada, were as follows:

	Year ended December 31 (C$)
	2019(1)	2018(1)	2017(1)
High	1.3600	1.3642	1.3743
Low	1.2988	1.2288	1.2128
Closing	1.2988	1.3642	1.2545

(1)	All exchange rates are based upon the daily average exchange rates provided by the Bank of Canada.

On April 16, 2020, the daily average exchange rate provided by the Bank of Canada in terms of the United States dollar was US$1.00 = C$1.4122.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Shelf Prospectus solely for the purposes of the Offering. Other documents are also incorporated, or are deemed to be incorporated by reference, into the accompanying Shelf Prospectus and reference should be made to the accompanying Shelf Prospectus for full particulars thereof.

Information has been incorporated by reference in this Prospectus Supplement from documents filed with the securities commissions or similar authorities in each of the provinces of Canada and filed with, or furnished to, the SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of the Company at Suite 610, 815 West Hastings Street, Vancouver, British Columbia, V6C 1B4 and are also available electronically in Canada at www.sedar.com or in the United States through EDGAR at www.sec.gov. The filings of the Company on SEDAR and EDGAR are not incorporated by reference in this Prospectus Supplement except as specifically set out herein.

The following documents, filed by the Company with securities commissions or similar regulatory authorities in Canada, which have also been filed with, or furnished to, the SEC, are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement and the accompanying Shelf Prospectus:

(a)	the annual information form of the Company for the year ended December 31, 2019, dated March 27, 2020 (the “Annual Information Form”);

(b)	the audited consolidated financial statements of the Company for the years ended December 31, 2019 and 2018, together with the independent registered public accounting firm’s report thereon and the notes thereto (the “Annual Financial Statements”);

(c)	the management’s discussion and analysis of the Company for the year ended December 31, 2019, dated March 30, 2020; and

(d)	the management information circular of the Company dated May 14, 2019, prepared in connection with the annual meeting of shareholders of the Company held on June 26, 2019.

Any document of the type referred to in paragraphs (a)-(d) above or similar material and any documents required by National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference into a short form prospectus, including any annual information forms, all material change reports (excluding confidential reports, if any), all annual and interim financial statements and management’s discussion and analysis relating thereto, or information circular or amendments thereto filed by the Company with any securities commissions or similar regulatory authority in Canada after the date of this Prospectus Supplement and during the period that this Prospectus Supplement is effective, will be deemed to be incorporated by reference in this Prospectus Supplement and will automatically update and supersede information contained or incorporated by reference in this Prospectus Supplement. The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Company and readers should review all information contained in this Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated or deemed to be incorporated by reference herein and therein.

Any statement contained in this Prospectus Supplement, in the accompanying Shelf Prospectus or in any document incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded, for purposes of this Prospectus Supplement, to the extent that a statement contained herein or in the accompanying Shelf Prospectus or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein or in the accompanying Shelf Prospectus modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus Supplement.

Documents and information in an annual report on Form 40-F filed by the Company with the SEC under the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), from the date of this Prospectus Supplement and prior to the completion of the Offering shall be deemed incorporated by reference into this Prospectus Supplement and the Registration Statement of which this Prospectus Supplement forms a part. To the extent that any document or information incorporated by reference into this Prospectus Supplement is included in any report on Form 20-F, 10-K, 10-Q, 8-K or 6-K (or any respective successor form) that is filed with or furnished to the SEC after the date of this Prospectus Supplement, such document or information shall be deemed to be incorporated by reference as an exhibit to the Registration Statement of which this Prospectus Supplement forms a part. In addition, we may incorporate by reference into this Prospectus Supplement, or the registration statement of which it forms a part, other information from documents that we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the U.S. Exchange Act, if and to the extent expressly provided therein.

References to our website in any documents that are incorporated by reference into this Prospectus Supplement and the Shelf Prospectus do not incorporate by reference the information on such website into this Prospectus Supplement or the Shelf Prospectus, and we disclaim any such incorporation by reference.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents referred to in the Shelf Prospectus or in this Prospectus Supplement have been or will (through post-effective amendment or incorporation by reference) be filed with the SEC as part of the Registration Statement on Form F-10 (File No. 333-225539) of which this Prospectus Supplement and the Shelf Prospectus forms a part:

(i)	the documents referred to under the heading “Documents Incorporated by Reference” in this Prospectus Supplement and in the Shelf Prospectus;

(ii)	consent of auditors;

(iii)	consent of the “qualified persons” referred to in this Prospectus Supplement under “Interests of Experts”;

(iv)	powers of attorney from certain of the Company’s officers and directors; and

(v)	the Equity Distribution Agreement dated April 17, 2020 between the Company and BMO.

AVAILABLE INFORMATION

The Company is subject to the informational requirements of the U.S. Exchange Act and applicable Canadian requirements and, in accordance therewith, files reports and other information with the SEC and with securities regulatory authorities in Canada. Under MJDS, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. Reports and other information filed by the Company with, or furnished to, the SEC may be inspected and copied at the public reference facilities maintained by the SEC in the SEC’s public reference room at 100 F Street, N.E., Washington, D.C., 20549 by paying a fee. Prospective investors may call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information regarding the public reference facilities. The SEC also maintains a website that contains reports and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

The Company has filed with the SEC the Registration Statement on Form F-10 under the U.S. Securities Act with respect to the Offered Shares. This Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. For further information with respect to the Company and the Offered Shares, reference is made to the Registration Statement and the exhibits thereto. Statements contained in this Prospectus Supplement, including the documents incorporated by reference herein, as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference. The Registration Statement can be found on EDGAR at the SEC’s website: www.sec.gov.

THE COMPANY

Corporate Structure

The Company is a British Columbia company focused on the acquisition and exploration of district-scale and other gold-bearing mineral resource properties exclusively in the State of Nevada, United States and the permitting, development and de-risking of such properties. None of the Company’s properties are currently in production.

The Company’s flagship property is the Railroad-Pinion project located along the Piñon mountain range approximately 15 miles (24 kilometers) south-southeast of Carlin, NV, in the Railroad mining district (the “Railroad-Pinion Project” or “Railroad-Pinion”). The Railroad-Pinion Project has two adjacent parts: the North Railroad portion, which includes the POD, Sweet Hollow and North Bullion deposits and the South Railroad portion, which includes the Dark Star deposit, the Pinion deposit and the Jasperoid Wash deposit. The Railroad-Pinion Project is an intermediate to advanced stage gold exploration project with a favorable structural, geological and stratigraphic setting situated at the southeast end of the Carlin Trend of north-central Nevada, adjacent to and south of Nevada Gold Mines’ Rain Mining District. The Carlin Trend is a northwest alignment of sedimentary rock-hosted gold deposits where more than 40 separate gold deposits have been delineated in domed geological complexes with past production exceeding 80,000,000 ounces of gold. Each dome or “window” is cored by igneous intrusions that uplift and expose Paleozoic rocks and certain stratigraphic contacts that are favorable for the formation of Carlin-style gold deposits. The Railroad-Pinion Project is centered on the fourth and southernmost dome-shaped window on the Carlin Trend.

Scientific and technical disclosure for the Railroad-Pinion Project is supported by the technical report with an effective date of February 13, 2020, entitled “South Railroad Project NI 43-101 Technical Report, Updated Preliminary Feasibility Study, Carlin Trend, Nevada, USA”, (the “Updated PFS Technical Report”), prepared by M3 Engineering & Technology Corporation.

Recent Developments

In response to the global outbreak of COVID-19, on April 1, 2020, the governor of Nevada issued a “stay at home” order, which was updated on April 8, 2020. The order currently restricts non-essential activities, travel and business operations for an indefinite period of time, subject to certain exceptions for necessary activities through April 30, 2020. The Company’s current and contemplated development activities, including infill drilling as well as exploration drilling, are currently considered an “essential business” in Nevada, so long as these activities are conducted in a safe manner, in groups of less than ten, and social distancing measures are maintained.

As disclosed in a press release dated March 20, 2020, the Company has taken actions to minimize the risks of COVID-19 for both employees and persons interacting with the Company’s programs and activities. The Company has implemented a formal work from home protocol until such time it is safe to return to its workplaces. In addition, the Company continues to work towards finalizing its drilling program for the 2020 year, in accordance with the work program for the Railroad-Pinion Project recommended in the Updated PFS Technical Report, as further described in Part 6 of the Annual Information Form. Permitting activities are being conducted via contractors, including compliance activities to update the plan of operations amendment currently in progress with the Bureau of Land Management, LEK surveys as required to be completed by May 15, 2020, and annual disturbance tracking. These operations will continue even in the event that the governor of Nevada’s order is expanded or extended.

In addition, the Company is developing safety protocols to implement upon resumption of drilling, including social distancing, and requirements of personal protection equipment. These will be formalized once a date for commencing drilling has been determined, in accordance with the recommendations in the Updated PFS Technical Report.

For a further description of the business of the Company, see the sections entitled “General Development of the Business” and “Description of the Business” in the Annual Information Form.

CONSOLIDATED CAPITALIZATION

Other than as set out herein under “Prior Sales”, there have been no material changes in the share and loan capital of the Company, on a consolidated basis, since the Annual Financial Statements.

USE OF PROCEEDS

The net proceeds from the Offering are not determinable in light of the nature of the distribution. The net proceeds of any given distribution of the Offered Shares through BMO in an “at-the-market distribution” will represent the gross proceeds after deducting the applicable compensation payable to BMO under the Equity Distribution Agreement and the expenses of the distribution. BMO will receive a cash fee of up to 2% of the gross proceeds from the sale of the Offered Shares in connection with the Offering. The proceeds we receive from sales will depend on the number of Offered Shares actually sold and the offering price of such Offered Shares. We intend to use the net proceeds of the Offering to fund the work program on the Railroad-Pinion Project recommended in the Updated PFS Technical Report and for general corporate purposes.

The Company will retain significant discretion over the use of the net proceeds from the sale of the Offered Shares. See “Risk Factors”.

PLAN OF DISTRIBUTION

The Company has entered into the Equity Distribution Agreement with BMO, under which the Company may offer and sell the Offered Shares having an aggregate offering price of up to $14,875,000 from time to time. Sales of Offered Shares, if any, will be made in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made directly on the NYSE American or other trading markets for the Common Shares in the United States. No Offered Shares will be offered or sold in Canada on the TSX or on any other trading market in Canada. The sales, if any, of Offered Shares made under the Equity Distribution Agreement will be made by means of ordinary brokers’ transactions on the NYSE American at market prices, or as otherwise agreed upon by the Company and BMO. As a result, price may vary as between purchasers and during the period of distribution. BMO will not engage in any transactions that stabilize the price of the Common Shares.

Under the terms of the Equity Distribution Agreement, the Company also may sell Common Shares to BMO as principal for its own account at a price agreed upon at the time of sale. If the Company sells Common Shares to BMO as principal, the Company will enter into a separate terms agreement with BMO and the Company will describe this terms agreement in a separate prospectus supplement or pricing supplement.

The Company will designate the maximum amount of Offered Shares to be sold through BMO on a daily basis or otherwise as the Company and BMO agree and the minimum price per Offered Share at which such Offered Shares may be sold. In no event will the Company sell through BMO Offered Shares having an aggregate value in excess of what would be permitted under Section 9.1 of NI 44-102. Subject to the terms and conditions of the Equity Distribution Agreement, BMO will use their reasonable efforts to sell on the Company’s behalf all of the designated Offered Shares. The Company may instruct BMO not to sell any Offered Shares if the sales cannot be effected at or above the price designated by the Company in any such instruction. The Company or BMO may suspend the offering of the Offered Shares at any time and from time to time by notifying the other party.

Each of the Company and BMO has the right, by giving written notice as specified in the Equity Distribution Agreement, to terminate the Equity Distribution Agreement in its sole discretion at any time. The Equity Distribution Agreement will terminate upon the earlier of: (i) the termination of the Equity Distribution Agreement by the Company or BMO; (ii) the issuance and sale of all the Offered Shares subject to the Equity Distribution Agreement by BMO, or (iii) on September 3, 2020.

BMO will provide to the Company written confirmation following the close of trading on the NYSE American each day in which Offered Shares are sold under the Equity Distribution Agreement. Each confirmation will include the number of Offered Shares sold on that day, the gross sales proceeds and the net proceeds to the

Company (after transaction fees, if any, but before other expenses). The Company will report at least quarterly the number of Offered Shares sold through BMO under the Equity Distribution Agreement, the net proceeds to the Company (before expenses) and the commissions of BMO in connection with the sales of the Offered Shares.

The Company will pay BMO a commission of up to 2% of the gross sales price per Offered Share sold through them pursuant to the Equity Distribution Agreement. The Company has agreed to reimburse BMO for certain of their expenses.

Settlement for sales of Offered Shares will occur, unless the parties agree otherwise, on the second business day following the date on which any sales were made in return for payment of the net proceeds to the Company. There is no arrangement for funds to be received in an escrow, trust or similar arrangement. Sales of Offered Shares will be settled through the facilities of The Depository Trust Company or by such other means as the Company and BMO may agree upon.

BMO is not registered as a dealer in any Canadian jurisdiction and, accordingly, are not permitted and will not, directly or indirectly, advertise or solicit offers to purchase any of the Offered Shares in Canada.

If either the Company or BMO have reason to believe that the Offered Shares are no longer “actively-traded securities” as defined under Rule 101(c)(l) of Regulation M under the U.S. Exchange Act, that party will promptly notify the other and sales of Offered Shares pursuant to the Equity Distribution Agreement or any terms agreement will be suspended until in the Company’s and BMO’s collective judgment, Rule 101(c)(1) or another exemptive provision has been satisfied.

In connection with the sale of the Offered Shares on the Company’s behalf, BMO will be deemed to be an “underwriter” within the meaning of the U.S. Securities Act, and the compensation paid to BMO may be deemed to be underwriting commissions or discounts. The Company has agreed to provide indemnification and contribution to BMO against certain liabilities, including liabilities under the U.S. Securities Act. BMO will not engage in any transactions that stabilize the price of the Common Shares. No underwriter or dealer involved in the distribution, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer has over-allotted, or will over-allot, Common Shares in connection with the distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Common Shares.

The TSX has conditionally approved the listing of the Offered Shares offered hereunder, subject to the Company fulfilling all of the listing requirement of the TSX. In addition, the Company has applied to list the Offered Shares on the NYSE American, which will be subject to the Company fulfilling all of the listing requirements of the NYSE American.

Other than in the United States, no action has been taken by the Company that would permit a public offering of the Offered Shares in any jurisdiction outside the United States where action for that purpose is required. The Offered Shares may not be offered or sold, directly or indirectly, nor may this Prospectus Supplement or any other offering material or advertisements in connection with the offer and sale of any such Offered Shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this Prospectus Supplement comes are advised to inform themselves about and to observe any restrictions relating to the Offering and the distribution of this Prospectus Supplement. This Prospectus Supplement does not constitute an offer to sell or a solicitation of an offer to buy any Offered Shares in any jurisdiction in which such an offer or a solicitation is unlawful.

DESCRIPTION OF SECURITIES

Common Shares

The Company’s authorized share capital consists of an unlimited number of Common Shares without par value, of which 278,321,931 Common Shares are issued and outstanding as at the date hereof (291,443,680 Common Shares on a fully-diluted basis, assuming the exercise and conversion of all outstanding options and restricted share rights).

The holders of Common Shares are entitled to vote at all meetings of shareholders of the Company (with each Common Share having one vote on a ballot), to receive dividends if, as and when declared by the board of directors of the Company (the “Board”) and to participate rateably in any distribution of property or assets upon the liquidation, winding-up or other dissolution of the Company. Distribution in the form of dividends, if any, will be set by the Board.

Provisions as to the modification, amendment or variation of the rights attached to the share capital of the Company are contained in the Company’s articles and the Business Corporations Act (British Columbia). Generally speaking, substantive changes to the share capital require the approval of the Company’s shareholders by special resolution (at least 66 2/3% of the votes cast).

On September 12, 2017, the Company adopted a shareholder rights plan (the “Rights Plan”) for the purpose of preventing, to the extent possible, a creeping takeover bid of the Company to ensure that (i) every shareholder will have an equal opportunity to participate in such a bid, and (ii) all shareholders are treated fairly in connection with such a bid. The Rights Plan provides that one “right” attaches to each outstanding Common Share entitling the holder to purchase, in the prescribed circumstances and subject to exceptions, additional Common Shares in accordance with the terms and conditions of the rights agreement dated September 12, 2017 between the Company and Computershare Trust Company of Canada, as rights agent.

The Common Shares are listed on the TSX and NYSE American, in each case under the symbol “GSV”.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations relevant to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of Offered Shares acquired pursuant to this Offering.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of Offered Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Except as discussed below, this summary does not discuss applicable income tax reporting requirements. This summary does not address the U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Offered Shares. Each prospective U.S. Holder is urged to consult its own tax advisor regarding the U.S. federal, state and local, and non-U.S. tax consequences relating to the acquisition, ownership, and disposition of Offered Shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Offered Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, administrative positions of the IRS, the Treaty, and U.S. court decisions that are in effect as of the date hereof. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied retroactively which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of the Offered Shares acquired in the Offering that is:

  an individual who is a citizen or resident of the U.S. as determined for U.S. federal income tax purposes;

  a corporation (or other entity classified as a corporation for U.S. federal income tax purposes) created or organized under the laws of the U.S., any state thereof or the District of Columbia;

  an estate whose income is subject to U.S. federal income taxation regardless of its source; or

  a trust that (a) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own the Offered Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquire the Offered Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold the Offered Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are subject to special tax accounting rules; or (i) are partnerships or other pass-through entities (and investors in such partnerships and entities); or (j) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of our outstanding shares. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates, dual-residents or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold the Offered Shares in connection with carrying on a business in Canada; or (d) persons that have a permanent establishment in Canada for the purposes of the Treaty. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, are urged to consult their own tax advisors regarding the U.S. federal, state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of the Offered Shares.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds the Offered Shares, the U.S. federal income tax consequences to such entity or arrangement and the partners (or other owners or participants) of such entity or arrangement generally will depend on the activities of the entity or arrangement and the status of such partners (or owners or participants). This summary does not address the tax consequences to any such partner (or owner or participants). Partners (or other owners or participants) of entities or arrangements that are classified as partnerships or as “pass-through” entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of the Offered Shares.

Passive Foreign Investment Company Rules

If the Company is considered a “passive foreign investment company” (a “PFIC”) at any time during a U.S. Holder’s holding period, the following sections will generally describe the potentially adverse U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Offered Shares.

The Company believes that it was classified as a PFIC for its prior tax year, and based on current business plans and financial expectations, the Company expects that it may be a PFIC for its current tax year and may be a PFIC in future tax years. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, the Company’s PFIC status for the current year and future years cannot be predicted with certainty as of the date of this Prospectus Supplement. Accordingly, there can be no assurance that the IRS will not challenge any PFIC determination made by the Company. Each U.S. Holder should consult its own tax advisor regarding the Company’s status as a PFIC and the PFIC status of each non-U.S. subsidiary of the Company.

In any year in which the Company is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders are urged to consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

The Company generally will be a PFIC for any tax year in which (a) 75% or more of the gross income of the Company for such tax year is passive income (the “PFIC income test”) or (b) 50% or more of the value of the assets of the Company either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “PFIC asset test”). “Gross income” generally includes sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

For purposes of the PFIC income test and PFIC asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and PFIC asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a “related person”, to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if the Company is a PFIC, U.S. Holders will be deemed to own their proportionate share of any subsidiary of the Company which is also a PFIC (a “Subsidiary PFIC”), and will generally be subject to U.S. federal income tax under the “Default PFIC Rules” discussed below on their proportionate share of any (i) distribution on the shares of a Subsidiary PFIC and (ii) disposition or deemed disposition of shares of a Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. Accordingly, U.S. Holders should be aware that they could be subject to tax under the PFIC rules even if no distributions are received and no redemptions or other dispositions of Offered Shares are made. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of Offered Shares.

Default PFIC Rules

If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the purchase of Offered Shares and the acquisition, ownership, and disposition of Offered Shares will depend on whether such U.S. Holder makes a “qualified electing fund” or “QEF” election (a “QEF Election”) or makes a mark-to-market election (a “Mark-to-Market Election”) with respect to Offered Shares. A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election (a “Non-Electing U.S. Holder”) will be taxable as described below.

A Non-Electing U.S. Holder will be subject to the default PFIC rules with respect to (a) any gain recognized on the sale or other taxable disposition of Offered Shares and (b) any excess distribution received on the Offered Shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the Offered Shares, if shorter).

Pursuant to the default PFIC rules, any gain recognized on the sale or other taxable disposition of Offered Shares of a PFIC (including an indirect disposition of shares of a Subsidiary PFIC), and any excess distribution received on such Offered Shares (or a distribution by a Subsidiary PFIC to its shareholder that is deemed to be received by a U.S. Holder) must be rateably allocated to each day in a Non-Electing U.S. Holder’s holding period for the Offered Shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income (and not eligible for certain preferential tax rates, as discussed below). The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If the Company is a PFIC for any tax year during which a Non-Electing U.S. Holder holds Offered Shares, it will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether it ceases to be a PFIC in one or more subsequent tax years. If the Company ceases to be a PFIC, a Non-Electing U.S. Holder may terminate this deemed PFIC status with respect to Offered Shares by electing to recognize gain (which will be taxed as discussed above) as if such Offered Shares were sold on the last day of the last tax year for which the Company was a PFIC.

QEF Election

A U.S. Holder that makes a QEF Election for the first tax year in which its holding period of its Offered Shares begins generally will not be subject to the rules discussed above with respect to its Offered Shares. However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the Company’s net capital gain, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the Company’s ordinary earnings, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company. However, for any tax year in which the Company is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a timely QEF Election generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents “earnings and profits” that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the Offered Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Offered Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” for purposes of avoiding the default PFIC rules discussed above if such QEF Election is made for the first year in the U.S. Holder’s holding period for the Offered Shares in which the Company was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year.

A QEF Election will apply to the tax year for which such QEF Election is made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Company is not a PFIC. Accordingly, if the Company becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which the Company qualifies as a PFIC.

For each tax year that the Company qualifies as a PFIC, the Company: (a) intends to make available to U.S. Holders, upon their written request, a PFIC Annual Information Statement as described in applicable Treasury Regulations and (b) upon written request, use commercially reasonable efforts to provide such additional information that such U.S. Holder is reasonably required to obtain in connection with maintaining such QEF Election with regard to the Company. The Company may elect to provide such information on its website. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election. If the Company does not provide the required information with regard to the Company or any of its Subsidiary PFICs, U.S. Holders will not be able to make a QEF Election and will continue to be subject to the rules discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election with respect to Offered Shares only if the Offered Shares are marketable stock. The Offered Shares generally will be “marketable stock” if the Offered Shares are regularly traded on (a) a national securities exchange that is registered with the SEC, (b) the national market system established pursuant to Section 11A of the U.S. Exchange Act or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be considered “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Provided that the Offered Shares are “regularly traded” as described in the preceding sentence, the Offered Shares are expected to be marketable stock. However, there can be no assurance that the Offered Shares will be “regularly traded” in subsequent calendar quarters. U.S. Holders should consult their own tax advisors regarding the marketable stock rules.

A U.S. Holder that makes a Mark-to-Market Election with respect to its Offered Shares generally will not be subject to the default rules discussed above with respect to such Offered Shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for the Offered Shares and such U.S. Holder has not made a timely QEF Election, the default rules discussed above will apply to certain dispositions of, and distributions on, the Offered Shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Offered Shares, as of the close of such tax year over (b) such U.S. Holder’s tax basis in the Offered Shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in the Offered Shares, over (ii) the fair market value of such Offered Shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the Offered Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Offered Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years).

A timely Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the Offered Shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the Offered Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to eliminate the interest charge and other income inclusion rules described above with respect to deemed dispositions of Subsidiary PFIC stock or distributions from a Subsidiary PFIC to its shareholder.

The PFIC rules are complex, and each U.S. Holder is urged to consult its own tax advisor regarding the PFIC rules (including the applicability and advisability of a QEF Election and Mark-to-Market Election) and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Offered Shares.

Ownership and Disposition of Offered Shares

The following discussion is subject in its entirety to the rules described above under the heading “Passive Foreign Investment Company Rules.”

Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to an Offered Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Offered Shares and thereafter as gain from the sale or exchange of such Offered Shares (see “Sale or Other Taxable Disposition of Offered Shares” below). However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the Offered Shares will constitute ordinary dividend income. Dividends received on Offered Shares generally will not be eligible for the “dividends received deduction”.

Subject to applicable limitations and provided the Company is eligible for the benefits of the Treaty or the Offered Shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Offered Shares

A U.S. Holder generally will recognize gain or loss on the sale or other taxable disposition of Offered Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in such Offered Shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other disposition, such Offered Shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Additional Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of Offered Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). If the foreign currency received is not converted into U.S. dollars on the date of receipt, a

U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in foreign currency and engages in subsequent conversion or other disposition of the foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Offered Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Each U.S. Holder should consult its own U.S. tax advisors regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their Offered Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Offered Shares will generally be subject to information reporting and backup withholding tax, (currently at the rate of 24%), if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

This discussion of reporting requirements set forth above is not intended to constitute an exhaustive description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirements. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

THE FOREGOING DISCUSSION DOES NOT COVER ALL U.S. TAX MATTERS THAT MAY BE IMPORTANT TO U.S. HOLDERS. PROSPECTIVE U.S. HOLDERS ARE STRONGLY ENCOURAGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE FEDERAL, STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE OFFERED SHARES, IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCE.

PRIOR SALES

The following tables summarize the details of the Common Shares and any securities convertible or exchangeable for Common Shares issued by the Company during the 12-month period prior to the date of this Prospectus Supplement.

Common Shares

	Price per Common Share	Number of Common
Date of Issuance	($)	Shares	Reason for Issuance
July 31, 2019	1.22	17,250,000	Public offering
August 7, 2019	0.77	85,000	Exercise of stock options
August 12, 2019	0.77	75,000	Exercise of stock options
September 9, 2019	0.77	75,000	Exercise of stock options
January 9, 2020	0.77	375,000	Exercise of stock options
January 21, 2020	0.73	200,000	Exercise of stock options
January 23, 2020	0.77	75,000	Exercise of stock options
January 27, 2020	2.11	93,461	Vested restricted share units
January 30, 2020	1.74	50,584	Vested restricted share units

Stock Options and Restricted Share Rights

		Exercise Price per
Date of Issuance	Security	Security ($)	Number of Securities
August 16, 2019	Stock Options	1.20	50,000
January 30, 2020	Stock Options	1.05	2,140,306
January 30, 2020	Restricted Share Rights	-	927,276

TRADING PRICE AND VOLUME

The Common Shares are listed and posted for trading on the TSX and the NYSE American under the symbol “GSV”. The following table sets forth, for the periods indicated, the high and low sale prices per Common Share and the total monthly trading volumes, as reported on TSX, during the 12 months preceding the date of this Prospectus Supplement.

Month	High ($)	Low ($)	Volume
April 2019	1.53	1.17	2,367,887
May 2019	1.48	1.31	2,744,688
June 2019	1.62	1.32	2,134,720
July 2019	1.46	1.21	5,554,336
August 2019	1.41	1.08	5,954,036
September 2019	1.40	1.01	6,640,804
October 2019	1.15	0.97	10,815,159
November 2019	1.05	0.78	3,040,615
December 2019	1.16	0.81	13,162,106
January 2020	1.15	0.93	3,496,572
February 2020	1.04	0.82	13,612,130
March 2020	0.92	0.46	11,191,865

Month	High ($)	Low ($)	Volume
April 1–16, 2020	0.90	0.68	3,378,267

The following table sets forth, for the periods indicated, the high and low sale prices per Common Share and the total monthly trading volumes, as reported on the NYSE American, during the 12 months preceding the date of this Prospectus Supplement.

Month	High (US$)	Low (US$)	Volume
April 2019	1.15	0.86	4,460,700
May 2019	1.09	0.96	4,041,300
June 2019	1.21	1.00	6.682,500
July 2019	1.11	0.93	7,651,800
August 2019	1.08	0.81	9,826,500
September 2019	1.05	0.76	10,920,300
October 2019	0.92	0.71	30,611,700
November 2019	0.80	0.59	9,135,500
December 2019	0.90	0.61	14,495,600
January 2020	0.90	0.73	11,194,100
February 2020	0.80	0.61	23,065,000
March 2020	0.70	0.27	42,400,200
April 1–16, 2020	0.66	0.48	13,244,674

On April 16, 2020, the last trading day prior to the date of this Prospectus Supplement, the closing price of the Common Shares on the TSX was $0.84 and on the NYSE American was US$0.59.

RISK FACTORS

An investment in the Offered Shares is highly speculative and involves significant risks. Any prospective investor should review and carefully consider all of the information contained and incorporated by reference in this Prospectus Supplement and in particular, the risk factors identified in the Annual Information Form, before purchasing any of the Offered Shares distributed under this Prospectus Supplement. The risks described herein are not the only risk factors facing the Company and should not be considered exhaustive. Additional risks and uncertainties not currently known to the Company, or that the Company currently considers immaterial, may also materially and adversely affect the business, operations and condition, financial or otherwise, of the Company.

Equity securities are subject to trading and volatility risks

The securities of publicly traded companies, particularly mineral exploration and development companies, can experience a high level of price and volume volatility and the value of the Company’s securities can be expected to fluctuate depending on various factors, not all of which are directly related to the success of the Company and its operating performance, underlying asset values or prospects. These include the risks described elsewhere in this Prospectus Supplement. Factors which may influence the price of the Company’s securities, including the Offered Shares, include, but are not limited to: worldwide economic conditions; changes in government policies; investor perceptions; movements in global interest rates and global stock markets; the current outbreak of novel coronavirus (COVID-19) that was first reported from Wuhan, China and any future emergence and spread of similar pathogens variations in operating costs; the cost of capital that the Company may require in the future; metals prices; the price of commodities necessary for the Company’s operations; recommendations by securities research analysts; issuances of Common Shares or debt securities by the Company; operating performance and, if applicable, the share price performance of the Company’s competitors; the addition or departure of key management and other personnel; the expiration of lock-up or other transfer restrictions on outstanding Common Shares; significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Company or its competitors; news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related industry and market issues affecting the mining sector; publicity about the Company, the Company’s personnel or others operating in the industry; loss of a major funding source; and all market conditions that are specific to the mining industry.

There can be no assurance that such fluctuations will not affect the price of the Company’s securities, and consequently purchasers of Offered Shares may not be able to sell Offered Shares at prices equal to or greater than the price or value at which they purchased the Offered Shares or acquired them by way of the secondary market.

Sales by existing shareholders can reduce share prices

Sales of a substantial number of Common Shares in the public market could occur at any time. These sales, or the market perception that the holders of a large number of Common Shares intend to sell Common Shares, could reduce the market price of the Offered Shares. If this occurs and continues, it could impair the Company’s ability to raise additional capital through the sale of securities.

The Company’s growth, future profitability and ability to obtain financing may be impacted by global financial conditions.

In recent years, global financial markets have been characterized by extreme volatility impacting many industries, including the mining industry. Global financial conditions remain subject to sudden and rapid destabilizations in response to future economic shocks, as government authorities may have limited resources to respond to future crises. A sudden or prolonged slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect the Company’s growth and profitability. Future economic shocks may be precipitated by a number of causes, including, but not limited to, material changes in the price of oil and other commodities, the volatility of metal prices, governmental policies, geopolitical instability, war, terrorism, the devaluation and volatility of global stock markets, natural disasters and the current outbreak of novel coronavirus (COVID-19) that was first reported from Wuhan, China and any future emergence and spread of similar pathogens. Any sudden or rapid destabilization of global economic conditions could impact the Company’s ability to obtain equity or debt financing in the future on terms favorable to the Company or at all. In such an event, the Company’s operations and financial condition could be adversely impacted.

The Company is likely a ‘‘passive foreign investment company’’, which may have adverse U.S. federal income tax consequences for U.S. investors.

Potential investors in the Offered Shares who are U.S. taxpayers should be aware that the Company believes it was classified as a ‘‘passive foreign investment company’’ or ‘‘PFIC’’ during the tax year ended December 31, 2019, and based on current business plans and financial expectations, the Company expects that it may be a PFIC for the current tax year and future tax years. If the Company is a PFIC for any year during a U.S. taxpayer’s holding period of Offered Shares, then such U.S. taxpayer generally will be required to treat any gain realized upon a disposition of the Offered Shares or any so-called ‘‘excess distribution’’ received on its Offered Shares as ordinary income, and to pay an interest charge on a portion of such gain or distribution. In certain circumstances, the sum of the tax and the interest charge may exceed the total amount of proceeds realized on the disposition, or the amount of excess distribution received, by the U.S. taxpayer. Subject to certain limitations, these tax consequences may be mitigated if a U.S. taxpayer makes a timely and effective QEF Election or a Mark-to-Market Election. Subject to certain limitations, such elections may be made with respect to the Offered Shares. A U.S. taxpayer who makes a timely and effective QEF Election generally must report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts to its shareholders. A U.S. taxpayer who makes the Mark-to-Market Election generally must include as ordinary income each year the excess of the fair market value of the Offered Shares over the taxpayer’s basis therein. This paragraph is qualified in its entirety by the discussion below under the heading ‘‘Certain U.S. Federal Income Tax Considerations — Passive Foreign Investment Company Rules.’’ Each potential investor who is a U.S. taxpayer should consult its own tax advisor regarding the tax consequences of the PFIC rules and the acquisition, ownership, and disposition of the Offered Shares.

Investors may lose their entire investment

An investment in the Offered Shares is speculative and may result in the loss of an investor’s entire investment. Only potential investors who are experienced in high risk investments and who can afford to lose their entire investment should consider an investment in the Company.

Negative operating cash flow

The Company is an exploration stage company and has not generated cash flow from operations. The Company is devoting significant resources to the development of its properties, however there can be no assurance that it will generate positive cash flow from operations in the future. The Company expects to continue to incur negative consolidated operating cash flow and losses until such time as it achieves commercial production at a particular project. The Company currently has negative cash flow from operating activities.

In the event that the Company’s operating cash flow is not positive in future financial periods it may need to raise additional capital in order to fund operations. There is no guarantee that additional funds will be available on terms acceptable to the Company or at all.

Discretion in the use of proceeds

The Company currently intends to allocate the net proceeds received from the Offering as described under “Use of Proceeds”; however, management will have discretion in the actual application of such net proceeds, and may elect to allocate net proceeds differently from that described under “Use of Proceeds” if determined by the Board to be in the Company’s best interests to do so. Shareholders may not agree with the manner in which the Board and management choose to allocate and spend the net proceeds. The failure by management to apply these funds effectively could have a material adverse effect on the Company’s business.

Dilution from equity financing could negatively impact holders of Common Shares

The Company may from time to time raise funds through the issuance of Common Shares or the issuance of debt instruments or other securities convertible into Common Shares. The Company cannot predict the size or price of future issuances of Common Shares or the size or terms of future issuances of debt instruments or other securities convertible into Common Shares, or the effect, if any, that future issuances and sales of the Company’s securities will have on the market price of the Common Shares. Sales or issuances of substantial numbers of Common Shares, or the perception that such sales could occur, may adversely affect prevailing market prices of the Offered Shares. With any additional sale or issuance of Common Shares, or securities convertible into Common Shares, investors will suffer dilution to their voting power and the Company may experience dilution in its earnings per share.

The Common Shares do not pay dividends

No dividends on the Common Shares have been declared or paid to date. The Company anticipates that, for the foreseeable future, it will retain its cash resources for the operation and development of its business. Payment of any future dividends will be at the discretion of the Board after taking into account many factors, including earnings, operating results, financial condition, current and anticipated cash needs and any restrictions in financing agreements, and the Company may never pay dividends.

Coronavirus (COVID-19)

The Company faces risks related to health epidemics and other outbreaks of communicable diseases, which could significantly disrupt its operations and may materially and adversely affect its business and financial conditions. The Company’s business could be adversely impacted by the effects of the global outbreak of COVID-19, and the related measures being taken in the jurisdictions in which the Company operates including travel bans and “stay at home orders”. The extent to which the coronavirus and related restrictions impacts the Company’s business, including its operations and the market for its securities, will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the outbreak and the actions taken to contain or treat the coronavirus outbreak. In particular, the continued spread of the coronavirus globally could materially and adversely impact the Company’s business including without limitation, employee health, workforce productivity, increased insurance premiums, increased expenses, limitations on travel, the availability of industry experts and personnel, restrictions to its drill program and/or the timing to process drill and other metallurgical testing, and other factors that will depend on future developments beyond the Company’s control, which may have a material and adverse effect on the its business, financial condition and results of operations. Such adverse effect could be rapid and unexpected. Such disruptions may severely impact the Company’s ability to carry out its business plans in accordance with the “Use of Proceeds” section above. There can be no assurance that the Company’s personnel will not be impacted by these pandemic diseases and ultimately see its workforce productivity reduced or incur increased medical costs / insurance premiums as a result of these health risks. In addition, a significant outbreak of coronavirus could result in a widespread global health crisis that could adversely affect global economies and financial markets resulting in an economic downturn that could have an adverse effect on the demand for precious metals and our future prospects. Such public health crises can result in volatility and disruptions in the supply and demand for gold and other metals and minerals, global supply chains and financial markets, as well as declining trade and market sentiment and reduced mobility of people, all of which could affect commodity prices, interest rates, credit ratings, credit risk, share prices and inflation.

Numerous state and local jurisdictions have imposed, and others in the future may impose, “shelter-in-place” orders, quarantines, executive orders and similar government orders and restrictions for their residents to control the spread of COVID-19. On April 1, 2020, the governor of Nevada issued a “stay at home” order, which was updated on April 8, 2020. The order restricts non-essential activities, travel and business operations for an indefinite period of time, subject to certain exceptions for necessary activities through April 30, 2020. The Company’s current and contemplated mining activities, including exploration drilling, are currently considered an “essential business” in Nevada, so long as these activities are conducted in a safe manner, in groups of less than ten, and social distancing measures are maintained. However, if the governor of Nevada were to issue an order re-classifying the Company’s activities as “non-essential”, this could have an adverse effect on the Company’s business and operations.

INTEREST OF EXPERTS

Information of a scientific or technical nature in respect of the Railroad-Pinion Project included or incorporated by reference in this Prospectus Supplement has been reviewed and approved by Art Ibrado, PhD, PE. and Matthew Sletten, PE., both of M3 Engineering & Technology Corporation, Steven Ristorcelli, CPG., Michael Lindholm, CPG. and Thomas L. Dyer, PE. and Principal Engineer, all of Mine Development Associates Inc., Michael B. Dufresne, M.Sc., P.Geol., P. Geo. and Steven J. Nicholls, BA.Sc., MAIG, both of APEX Geoscience Ltd., Mark Laffoon, the Company’s Project Director, PE., Donald Harris, the Company’s General Manager, RM-SME., Steven R. Koehler, the Company’s Manager of Projects, BSc. Geology and CPG-10216, Gary Simmons, BSc. Metallurgical Engineering of GL Simmons Consulting LLC and MMSA-01013QP, Carl Defilippi, RM-SME. of Kappes, Cassiday and Associates, Richard DeLong, QP-MMSA., RG., PG. of EM Strategies Inc. and Kenneth L. Myers, PE. of The MINES Group, all of whom are “qualified persons” under NI 43-101. To the best of the Company’s knowledge, after reasonable inquiry, as of the date hereof, the aforementioned individuals and, as applicable, their firms, beneficially own, directly or indirectly, less than 1% of the outstanding Common Shares.

LEGAL MATTERS

Certain legal matters relating to the Offered Shares offered by this Prospectus Supplement will be passed upon for us by (i) Borden Ladner Gervais LLP with respect to matters of Canadian law and (ii) Dorsey & Whitney LLP with respect to matters of United States law. In addition, certain legal matters in connection with the Offering will be passed upon for BMO by (i) Blake, Cassels & Graydon LLP with respect to matters of Canadian law and (ii) Paul, Weiss, Rifkind, Wharton & Garrison LLP with respect to matters of United States law. The partners, counsel and associates of each of Borden Ladner Gervais LLP, Dorsey & Whitney LLP and Blake, Cassels & Graydon LLP, respectively as a group, beneficially own directly and indirectly, less than 1% of the outstanding Common Shares.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

The Company is a British Columbia company. The majority of the directors and officers of the Company and the experts named under “Interests of Experts” herein are resident outside of the United States and the assets of such persons are located outside of the United States. Consequently, it may be difficult for United States investors to effect service of process within the United States on the Company, its directors or officers or such experts, or to realize in the United States on judgments of courts of the United States predicated on civil liabilities under the U.S. Securities Act. Investors should not assume that Canadian courts would enforce judgments of United States courts obtained in actions against the Company or such persons predicated on the civil liability provisions of the United States federal securities laws or the securities or “blue sky” laws of any state within the United States or would enforce, in original actions, liabilities against the Company or such persons predicated on the United States federal securities or any such state securities or “blue sky” laws. The Company has been advised by its Canadian counsel, Borden Ladner Gervais LLP, that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. The Company has also been advised by Borden Ladner Gervais LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

The Company filed with the SEC, concurrently with the Registration Statement, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed Gold Standard Ventures (US) Inc. as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court, arising out of or related to or concerning the Common Shares under this Prospectus Supplement.

AUDITOR, TRANSFER AGENT AND REGISTRAR

The auditor of the Company is Davidson & Company LLP, Chartered Professional Accountants. Davidson & Company LLP is independent with respect to the Company within the meaning of the U.S. Securities Act and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States) and within the meaning of the rules of professional conduct of the Chartered Professional Accountants of British Columbia.

The transfer agent and registrar for the Common Shares is Computershare Trust Company of Canada at its principal office in Vancouver, British Columbia, and Computershare Trust Company N.A. at its principal offices in Jersey City, New Jersey, Louisville, Kentucky and Canton, Massachusetts is the duly appointed U.S. co-transfer agent of the Company.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	August 3, 2018

$300,000,000

Common Shares
Subscription Receipts

Gold Standard Ventures Corp. (“Gold Standard Ventures”, the “Company”, “we” or “us”) may offer and sell from time to time, common shares (the “Common Shares”) or subscription receipts (the “Subscription Receipts”) (collectively, the “Securities”) or a combination thereof in one or more series or issuances up to an aggregate total offering price of $300,000,000 during the 25-month period that this short form base shelf prospectus (the “Prospectus”), including any amendments thereto, remains effective. The Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying shelf prospectus supplement (a “Prospectus Supplement”).

Gold Standard Ventures is permitted, under a multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States, to prepare this Prospectus in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States. The financial statements incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of British Columbia, Canada, that some of its officers and directors are residents of a foreign country, that some or all of the experts named in this Prospectus are, and the underwriters, dealers or agents named in any Prospectus Supplement may be, residents of a foreign country.

These securities have not been approved or disapproved by the United States Securities and Exchange Commission (the “SEC”) nor any state or Canadian securities commission or regulatory authority nor has the SEC or any state securities commission passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offence.

Prospective investors should be aware that the acquisition of the Securities may have tax consequences in Canada and the United States. Such consequences may not be described fully herein or in any applicable Prospectus Supplement. Prospective investors should read the tax discussion contained in this Prospectus under the heading “Certain Federal Income Tax Considerations” as well as the tax discussion contained in the applicable Prospectus Supplement with respect to a particular offering of Securities.

The specific terms of the Securities with respect to a particular offering will be set out in the applicable Prospectus Supplement. Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to such Securities will be included in the Prospectus Supplement describing such Securities.

All applicable information permitted under applicable laws to be omitted from this Prospectus that has been omitted will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains. Prospective investors should read this Prospectus and any applicable Prospectus Supplement carefully before investing in any Securities issued pursuant to this Prospectus.

No underwriter has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

This Prospectus constitutes a public offering of these Securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such Securities. The Company may offer and sell Securities to, or through, underwriters or dealers and may also offer and sell certain Securities directly to other purchasers or through agents pursuant to exemptions from registration or qualification under applicable securities laws. A Prospectus Supplement relating to each issue of Securities offered pursuant to this Prospectus will set forth the names of any underwriters, dealers or agents involved in the offering and sale of such Securities and will set forth the terms of the offering of such Securities, the method of distribution of such Securities including, to the extent applicable, the proceeds to the Company, if any, and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution.

In connection with any offering of Securities, except as otherwise set out in a Prospectus Supplement relating to a particular offering of Securities, the underwriters or dealers may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. However, no underwriter or dealer involved in an “at-the-market distribution”, as defined in Canadian National Instrument 44-102 – Shelf Distributions (“NI 44-102”), no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer will over-allot Securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities. See “Plan of Distribution”.

The outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) and the NYSE American LLC (the “NYSE American”) under the symbol “GSV”. On August 2, 2018, the last trading day prior to the date of this Prospectus, the closing price of the Common Shares on the TSX was $2.11 and on the NYSE American was US$1.62. Unless otherwise specified in the applicable Prospectus Supplement, Subscription Receipts will not be listed on any securities exchange. Consequently, unless otherwise specified in the applicable Prospectus Supplement, there is no market through which the Subscription Receipts may be sold and purchasers may not be able to resell any such Securities purchased under this Prospectus. This may affect the pricing of the Subscription Receipts in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation.

The Company’s head office and registered office is located at Suite 610, 815 West Hastings Street, Vancouver, British Columbia, V6C 1B4.

Investing in the Securities involves significant risks. Prospective purchasers of the Securities should carefully consider the risk factors described under the heading “Risk Factors” and elsewhere in this Prospectus, in documents incorporated by reference in this Prospectus and in the applicable Prospectus Supplement with respect to a particular offering of Securities.

All dollar amounts in this Prospectus are in Canadian dollars, unless otherwise indicated. See “Currency Presentation and Exchange Rate Information”.

Readers should rely only on the information contained or incorporated by reference in this Prospectus and any applicable Prospectus Supplement. The Company has not authorized anyone to provide readers with different information. The Company is not making an offer to sell or seeking an offer to buy the Securities in any jurisdiction where the offer or sale is not permitted. Readers should not assume that the information contained in this Prospectus and any applicable Prospectus Supplement is accurate as of any date other than the date on the front of such documents, regardless of the time of delivery of this Prospectus and any applicable Prospectus Supplement or of any sale of the Securities. Information contained on the Company’s website should not be deemed to be a part of this Prospectus or incorporated by reference herein and should not be relied upon by prospective investors for the purpose of determining whether to invest in the Securities.

References to “Gold Standard Ventures”, “the Company”, “we” or “us” include direct and indirect subsidiaries of Gold Standard Ventures, where applicable.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This Prospectus, including the documents incorporated by reference herein, contain “forward-looking information” within the meaning of applicable Canadian securities laws (referred to herein as “forward-looking information”). Forward-looking information includes statements that use forward-looking terminology such as “may”, “could”, “would”, “should”, “will”, “intend”, “plan”, “expect”, “budget”, “estimate”, “anticipate”, “believe”, “continue”, “potential” or the negative or grammatical variation thereof or other variations thereof or comparable terminology. Such forward-looking information includes, without limitation, statements with respect to mineral reserve and mineral resource estimates; targeting additional mineral resources and expansion of deposits; the Company’s expectations, strategies and plans for the land position of approximately 53,569 gross acres (21,679 gross hectares) in Elko County, Nevada, referred to as the “Railroad-Pinion Project”, including the Company’s planned exploration and development activities; the results of future exploration and drilling and estimated completion dates for certain milestones; successfully adding or upgrading mineral resources; the costs and timing of future exploration and development; the timing, receipt and maintenance of approvals, licences and permits from any federal, national, provincial, territorial, municipal or other government, any political subdivision thereof, and any ministry, sub-ministry, agency or sub-agency, court, board, bureau, office, or department, including any government-owned entity, having jurisdiction over the Company or its assets; future financial or operating performance and condition of the Company and its business, operations and properties; and any other statement that may predict, forecast, indicate or imply future plans, intentions, levels of activity, results, performance or achievements.

Forward-looking information is not a guarantee of future performance and is based upon a number of estimates and assumptions of management, in light of management’s experience and perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, as of the date of this Prospectus including, without limitation, assumptions about: favourable equity and debt capital markets; the ability to raise any necessary capital on reasonable terms to advance the development of the Railroad-Pinion Project and pursue planned exploration; expectations about the ability to acquire resources and/or reserves through acquisition and/or development; future prices of gold and other metal prices; the timing and results of exploration and drilling programs (including metallurgical testing); the accuracy of any mineral reserve and mineral resource estimates; the accuracy of budgeted exploration and development costs and expenditures; the price of other commodities such as fuel; future currency exchange rates and interest rates; operating conditions being favourable, including whereby the Company is able to operate in a safe, efficient and effective manner; political and regulatory stability; the receipt of governmental and third party approvals, licences and permits on favourable terms; obtaining required renewals for existing approvals, licences and permits and obtaining all other required approvals, licences and permits on favourable terms; sustained labour stability; stability in financial and capital goods markets; and availability of equipment. While the Company considers these assumptions to be reasonable, the assumptions are inherently subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking information. Many assumptions are based on factors and events that are not within the control of the Company and there is no assurance they will prove to be correct.

Furthermore, such forward-looking information involves a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance or achievements of the Company to be materially different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such forward-looking information. Such risks include, without limitation: general business, social, economic, political, regulatory and competitive uncertainties; differences in size, grade, continuity, geometry or location of mineralization from that predicted by geological modelling and the subjective and interpretative nature of the geological modelling process; the speculative nature of mineral exploration and development, including the risk of diminishing quantities or grades of mineralization and the inherent riskiness of inferred mineral resources; fluctuations in the spot and forward price of gold; a failure to achieve commercial viability, despite an acceptable gold price, or the presence of cost overruns which render the Railroad-Pinion Project uneconomic; geological, hydrological and climatic events which may adversely affect infrastructure, operations and development plans, and the inability to effectively mitigate or predict with certainty the occurrence of such events; credit and liquidity risks associated with the Company’s financing activities, including constraints on the Company’s ability to raise and expend funds; delays in the performance of the obligations of the Company’s contractors and consultants, the receipt of governmental and third party approvals, licences and permits in a timely manner or to complete and successfully operate mining and processing components; the Company’s failure to accurately model and budget future capital and operating costs associated with the further development and operation of the Railroad-Pinion Project; adverse fluctuations in the market prices and availability of commodities and equipment affecting the Company’s business and operations; the

Company’s management being unable to successfully apply their skills and experience to attract and retain highly skilled personnel; the cyclical nature of the mining industry and increasing prices and competition for resources and personnel during mining cycle peaks; the Company’s failure to comply with laws and regulations or other regulatory requirements; the Company’s failure to comply with existing approvals, licences and permits, and the Company’s inability to renew existing approvals, licences and permits or obtain required new approvals, licences and permits on timelines required to support development plans; the Company’s failure to comply with environmental regulations, the tendency of such regulations to become more strict over time, and the costs associated with maintaining and monitoring compliance with such regulations; the adverse influence of third party stakeholders including social and environmental non-governmental organizations; the adverse impact of competitive conditions in the mineral exploration and mining business; the Company’s failure to maintain satisfactory labour relations and the risk of labour disruptions or changes in legislation relating to labour; changes in national and local government legislation, taxation, controls, regulations and other political or economic developments in the jurisdictions in which the Company operates; limits of insurance coverage and uninsurable risk; the adverse effect of currency fluctuations on the Company’s financial performance; difficulties associated with enforcing judgments against directors residing outside of Canada; conflicts of interest; the significant control exercised by insiders of the Company including FCMI Parent Co. and OceanaGold Corporation over the Company; reduction in the price of Common Shares as a result of sales of Common Shares by existing shareholders; the dilutive effect of future acquisitions or financing activities and the failure of future acquisitions to deliver the benefits anticipated; trading and volatility risks associated with equity securities and equity markets in general; the Company’s not paying dividends in the foreseeable future or ever; failure of the Company’s information technology systems or the security measures protecting such systems; the costs associated with legal proceedings should the Company become the subject of litigation or regulatory proceedings; costs associated with complying with public company regulatory reporting requirements; and other risks involved in the exploration, development and mining business generally, including, without limitation, environmental risks and hazards, cave-ins, flooding, rock bursts and other acts of God or natural disasters or unfavourable operating conditions. Although the Company has attempted to identify important factors that could cause actual actions, events, conditions, results, performance or achievements to differ materially from those described in forward-looking information, there may be other factors that cause actions, events, conditions, results, performance or achievements to differ from those anticipated, estimated or intended. See “Risk Factors” for a discussion of certain factors investors should carefully consider before deciding to invest in the Common Shares.

The Company cautions that the foregoing lists of important assumptions and factors are not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information contained herein. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, investors should not place undue reliance on forward-looking information.

Forward-looking information contained herein is made as of the date of this Prospectus and the Company disclaims any obligation to update or revise any forward-looking information, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.

CAUTIONARY NOTE TO UNITED STATES INVESTORS REGARDING PRESENTATION OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

The disclosure in this Prospectus has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Disclosure, including scientific or technical information, has been made in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by United States standards in documents filed with the SEC. United States investors should also understand that “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. Investors are cautioned not to assume that any part, or all, of the mineral deposits in these categories will ever be converted into mineral reserves. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies. In addition, the definitions of “proven” and “probable mineral reserves” used in NI 43-101 differ from the definitions in SEC Industry Guide 7 under Regulation S-K of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”). Disclosure of “contained ounces” is permitted disclosure under Canadian legislation; however, the SEC normally only permits issuers to report mineralization that does not constitute reserves as in place tonnage and grade without reference to unit measures. In addition, the documents incorporated by reference into this Prospectus include information regarding adjacent or nearby properties on which we have no right to mine. The SEC does not normally allow U.S. companies to include such information in their filings with the SEC. Accordingly, information contained in this Prospectus containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

FINANCIAL INFORMATION

Unless otherwise indicated, all financial information included and incorporated by reference in this Prospectus is determined using IFRS, which differs from United States generally accepted accounting principles.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

The financial statements of the Company incorporated by reference in this Prospectus are reported in Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars and are referred to as “$” or “C$”. United States dollars are referred to as “US$”.

The high, low and closing noon spot rates for Canadian dollars in terms of the United States dollar for each of the three most recent years ended December 31 as quoted by the Bank of Canada, were as follows:

	Year ended December 31 (C$)
	2017 (1)	2016 (2)	2015 (2)
High	1.3743	1.4589	1.3990
Low	1.2128	1.2544	1.1728
Closing	1.2545	1.3427	1.3840

(1)

For the 2017 period, all rates are based upon the daily average exchange rates provided by the Bank of Canada. As of April 28, 2017, the Bank of Canada changed how it published foreign exchange rates. The Bank of Canada no longer produces noon and closing daily exchange rates, in favour of daily average exchange rates. This transition began on January 1, 2017.

(2)	For the 2015 and 2016 periods, all exchange rates are based upon the daily noon exchange rates provided by the Bank of Canada.

On August 2, 2018, the daily average exchange rate provided by the Bank of Canada in terms of the United States dollar was US$1.00 = C$1.3014.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with the securities commissions or similar authorities in each of the provinces of Canada and filed with, or furnished to, the SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of the Company at Suite 610, 815 West Hastings Street, Vancouver, British Columbia, V6C 1B4 and are also available electronically in Canada at www.sedar.com or in the United States through EDGAR at www.sec.gov. The filings of the Company on SEDAR are not incorporated by reference in this Prospectus except as specifically set out herein.

The following documents, filed by the Company with the securities commissions or similar authorities in each of the provinces of Canada, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(a)	the annual information form of the Company for the year ended December 31, 2017 dated March 29, 2018 (the “Annual Information Form”);

(b)

the audited consolidated financial statements of the Company for the years ended December 31, 2017 and 2016, together with the independent registered public accounting firm’s report thereon and the notes thereto;

(c)	management’s discussion and analysis of the Company for the year ended December 31, 2017 (the “Annual MD&A”);

(d)	the unaudited interim consolidated financial statements for the three months ended March 31, 2018;

(e)	management’s discussion and analysis for the three months ended March 31, 2018;

(f)	the amended business acquisition report of the Company dated February 16, 2018 relating to the Battle Mountain Gold Inc. acquisition;

(g)	the material change report of the Company dated February 6, 2018 announcing its recent $38 million financing; and

(h)	the management information circular of the Company dated May 14, 2018 prepared in connection with the annual and special meeting of shareholders of the Company held on June 27, 2018.

Any document of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101 – Short Form Prospectus Distributions filed by the Company with the securities commissions or similar regulatory authorities in the applicable provinces of Canada after the date of this Prospectus and prior to the date that is 25 months from the date hereof shall be deemed to be incorporated by reference in this Prospectus. To the extent that any document or information incorporated by reference into this Prospectus is included in a report that is filed with or furnished to the SEC pursuant to the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), such document or information shall also be deemed to be incorporated by reference as an exhibit to the Registration Statement (as defined below) (in the case of a report on Form 6-K, if and to the extent expressly provided in such report).

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein modifies, replaces or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

A Prospectus Supplement containing the specific terms of an offering of Securities will be delivered to purchasers of such Securities together with this Prospectus and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement, but only for the purposes of the offering of Securities covered by that Prospectus Supplement.

Upon a new annual information form and the related annual financial statements being filed by the Company with the applicable securities commissions or similar regulatory authorities during the currency of this Prospectus, the previous annual information form, the previous annual financial statements and all interim financial statements (and related management’s discussion and analysis for such periods), material change reports and management information circulars filed prior to the commencement of the Company’s financial year in which the new annual information form is filed shall be deemed no longer to be incorporated into this Prospectus for purposes of further offers and sales of Securities hereunder. Upon interim consolidated financial statements and the accompanying management’s discussion and analysis being filed by the Company with the applicable securities regulatory authorities during the period that this Prospectus is effective, the previous interim consolidated financial statements and the accompanying management’s discussion and analysis filed shall no longer be deemed to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. In addition, upon a new management information circular for the annual meeting of shareholders being filed by the Company with the applicable securities regulatory authorities during the period that this Prospectus is effective, the previous management information circular filed in respect of the prior annual meeting of shareholders shall no longer be deemed to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been, or will be, filed with the SEC as part of the Registration Statement (as defined below) of which this Prospectus forms a part: (1) the documents listed under “Documents Incorporated by Reference”; (2) the consent of Davidson & Company LLP; (3) powers of attorney from certain of the Company’s directors and officers; and (4) the consents of the “qualified persons” referred to in this Prospectus under “Interests of Experts”. A copy of the form of subscription receipt agreement will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the Exchange Act.

AVAILABLE INFORMATION

The Company is subject to the informational requirements of the Exchange Act and applicable Canadian requirements and, in accordance therewith, files reports and other information with the SEC and with securities regulatory authorities in Canada. Under the multijurisdictional disclosure system adopted by the United States and Canada, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Reports and other information filed by the Company with, or furnished to, the SEC may be inspected and copied at the public reference facilities maintained by the SEC in the SEC’s public reference room at 100 F Street, N.E., Washington, D.C., 20549 by paying a fee. Prospective investors may call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information regarding the public reference facilities. The SEC also maintains a website that contains reports and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

The Company has filed with the SEC a registration statement on Form F-10 (the “Registration Statement”) under the U.S. Securities Act with respect to the Securities. This Prospectus, including the documents incorporated by reference herein, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. For further information with respect to the Company and the Securities, reference is made to the Registration Statement and the exhibits thereto. Statements contained in this Prospectus, including the documents incorporated by reference herein, as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference. The Registration Statement can be found on EDGAR at the SEC’s website: www.sec.gov.

THE COMPANY

Gold Standard Ventures is an advanced stage gold exploration company focused on district scale discoveries on its Railroad-Pinion Project, located within the Carlin Trend, Nevada, U.S.A. The Company is engaged, indirectly through its subsidiaries, in the acquisition and exploration of mineral properties in Nevada, U.S.A. None of the Company’s properties are currently in production.

For a further description of the business of the Company, see the sections entitled “General Development of the Business” and “Description of the Business” in the Annual Information Form.

CONSOLIDATED CAPITALIZATION

There have been no material changes in the share and loan capital of the Company, on a consolidated basis, since March 31, 2018.

USE OF PROCEEDS

Unless otherwise indicated in a Prospectus Supplement relating to a particular offering of Securities, the Company intends to use the net proceeds from the sale of Securities for general working capital purposes, and for one or more other general corporate purposes including to complete corporate acquisitions, to, directly or indirectly, finance future growth

The Company is an exploration stage company and has not generated cash flow from operations. As at December 31, 2017 and during the three months ended March 31, 2018, the Company has negative cash flow from operating activities The Company expects to continue to incur negative consolidated operating cash flow and losses until such time as it achieves commercial production at a particular project.

opportunities and to repay existing or future indebtedness. More detailed information regarding the use of proceeds, and the amount of net proceeds to be used for any such purposes will be set forth in any applicable Prospectus Supplement. The Company may invest net proceeds which it does not immediately use. Such investments may include short-term marketable investment grade securities.

PLAN OF DISTRIBUTION

The Company may, from time to time, during the 25-month period that this Prospectus remains valid, offer for sale and issue Securities. The Company may issue and sell up to an aggregate total offering price of $300,000,000.

The Company may sell the Securities, separately or together, to or through underwriters or dealers, and also may sell Securities to one or more other purchasers directly or through agents. Each Prospectus Supplement will set forth the terms of the offering, including the name or names of any underwriters, dealers or agents and any fees or compensation payable to them in connection with the offering and sale of a particular series or issue of Securities, the public offering price or prices of the Securities and the proceeds to the Company from the sale of the Securities.

The Securities may be sold, from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, including in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made directly on the TSX, the NYSE American or other existing trading markets for the Securities. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Company.

Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under the U.S. Securities Act and Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

In connection with any offering of Securities, other than an “at-the-market distribution”, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. No underwriter or dealer involved in an “at the market distribution”, as defined in NI 44-102, no affiliate of such an underwriter or dealer and no person acting jointly or in concert with such an underwriter or dealer will over allot Securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities.

Unless otherwise specified in the applicable Prospectus Supplement, the Subscription Receipts will not be listed on any securities exchange. Consequently, unless otherwise specified in the applicable Prospectus Supplement, there is no market through which the Subscription Receipts may be sold and purchasers may not be able to resell any such Securities purchased under this Prospectus. This may affect the pricing of the Subscription Receipts in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. No assurances can be given that a market for trading in Securities of any series or issue will develop or as to the liquidity of any such market, whether or not the Securities are listed on a securities exchange.

DESCRIPTION OF SECURITIES

Common Shares

The Company’s authorized share capital consists of an unlimited number of Common Shares without par value, of which 254,578,777 Common Shares are issued and outstanding as at the date hereof.

The holders of Common Shares are entitled to vote at all meetings of shareholders of the Company (with each Common Share having one vote on a ballot), to receive dividends if, as and when declared by the Board and to participate rateably in any distribution of property or assets upon the liquidation, winding-up or other dissolution of the Company. Distribution in the form of dividends, if any, will be set by the Board.

Provisions as to the modification, amendment or variation of the rights attached to the share capital of the Company are contained in the Company’s articles and the BCBCA. Generally speaking, substantive changes to the share capital require the approval of the Company’s shareholders by special resolution (at least 66 2/3% of the votes cast).

On September 12, 2017, the Company adopted a shareholder rights plan (the “Rights Plan”) for the purpose of preventing, to the extent possible, a creeping takeover bid of the Company to ensure that (i) every shareholder will have an equal opportunity to participate in such a bid, and (ii) all shareholders are treated fairly in connection with such a bid. The Rights Plan provides that one “right” attaches to each outstanding Common Share entitling the holder to purchase, in the prescribed circumstances and subject to exceptions, additional Common Shares in accordance with the terms and conditions of the rights agreement dated September 12, 2017 between the Company and Computershare Trust Company of Canada, as rights agent.

The Common Shares are listed on the TSX and NYSE American, in each case under the symbol “GSV”.

Subscription Receipts

The following description sets forth certain general terms and provisions of Subscription Receipts that may be issued hereunder and is not intended to be complete. Subscription Receipts may be issued at various times which will entitle holders thereof to receive, upon satisfaction of certain release conditions and for no additional consideration, Common Shares. The Subscription Receipts may be offered separately or together with other Securities, as the case may be. Subscription Receipts will be issued pursuant to one or more subscription receipt agreements (each, a “Subscription Receipt Agreement”), each to be entered into between the Company and an escrow agent (the “Escrow Agent”) that will be named in the relevant Prospectus Supplement. Each Escrow Agent will be a financial institution organized under the laws of Canada or a province thereof and authorized to carry on business as a trustee. If underwriters or agents are used in the sale of any Subscription Receipts, one or more of such underwriters or agents may also be a party to the Subscription Receipt Agreement governing the subscription receipts sold to or through such underwriter or agent.

The statements made in this Prospectus relating to any Subscription Receipt Agreement and Subscription Receipts to be issued under this Prospectus are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the provisions of the applicable Subscription Receipt Agreement. You should refer to the Subscription Receipt Agreement relating to the specific Subscription Receipts being offered for the complete terms of the Subscription Receipts. A copy of any Subscription Receipt Agreement relating to an offering or Subscription Receipts will be filed by the Company with the securities regulatory authorities in applicable Canadian offering jurisdictions and the United States after the Company has entered into it.

The particular terms of each issue of Subscription Receipts will be described in the related Prospectus Supplement. This description may include, but may not be limited to, any of the following, if applicable:

  the designation and aggregate number of such Subscription Receipts being offered;

  the price at which such Subscription Receipts will be offered;

  the designation, number and terms of the Common Shares to be received by the holders of such Subscription Receipts upon satisfaction of the release conditions, and any procedures that will result in the adjustment of those numbers;

  the conditions (the “Release Conditions”) that must be met in order for holders of such Subscription Receipts to receive, for no additional consideration, Common Shares;

  the procedures for the issuance and delivery of the Common Shares to holders of such Subscription Receipts upon satisfaction of the Release Conditions;

  whether any payments will be made to holders of such Subscription Receipts upon delivery of the Common Shares upon satisfaction of the Release Conditions;

  the identity of the Escrow Agent;

  the terms and conditions under which the Escrow Agent will hold all or a portion of the gross proceeds from the sale of such Subscription Receipts, together with interest and income earned thereon (collectively, the “Escrowed Funds”), pending satisfaction of the Release Conditions;

  the terms and conditions under which the Escrow Agent will release all or a portion of the Escrowed Funds to the Company upon satisfaction of the Release Conditions and if the Subscription Receipts are sold to or through underwriters or agents, the terms and conditions under which the Escrow Agent will release a portion of the Escrowed Funds to such underwriters or agents in payment of all or a portion of their fees or commissions in connection with the sale of the Subscription Receipts;

  procedures for the refund by the Escrow Agent to holders of such Subscription Receipts of all or a portion of the subscription price of their Subscription Receipts, plus any pro rata entitlement to interest earned or income generated on such amount, if the Release Conditions are not satisfied;

  any contractual right of rescission to be granted to initial purchasers of such Subscription Receipts in the event that this Prospectus, the Prospectus Supplement under which Subscription Receipts are issued or any amendment hereto or thereto contains a misrepresentation;

  any entitlement of the Company to purchase such Subscription Receipts in the open market by private agreement or otherwise;

  whether the Company will issue such Subscription Receipts as global securities and, if so, the identity of the depository for the global securities;

  whether the Company will issue such Subscription Receipts as bearer securities, as registered securities or both;

  provisions as to modification, amendment or variation of the Subscription Receipt Agreement or any rights or terms of such Subscription Receipts, including upon any subdivision, consolidation, reclassification or other material change of the Common Shares, any other reorganization, amalgamation, merger or sale of all or substantially all of the Company’s assets or any distribution of property or rights to all or substantially all of the holders of Common Shares;

  whether the Company will apply to list such Subscription Receipts on any exchange;

  material United States and Canadian federal income tax consequences of owning such Subscription Receipts; and

  any other material terms or conditions of such Subscription Receipts.

Rights of Holders of Subscription Receipts Prior to Satisfaction of Release Conditions

The holders of Subscription Receipts will not be, and will not have the rights of, shareholders of the Company. Holders of Subscription Receipts are entitled only to receive Common Shares on exchange or conversion of their Subscription Receipts, plus any cash payments, all as provided for under the Subscription Receipt Agreement and only once the Release Conditions have been satisfied.

Escrow

The Subscription Receipt Agreement will provide that the Escrowed Funds will be held in escrow by the Escrow Agent, and such Escrowed Funds will be released to the Company (and, if the Subscription Receipts are sold to or through underwriters or agents, a portion of the Escrowed Funds may be released to such underwriters or agents in payment of all or a portion of their fees in connection with the sale of the Subscription Receipts) at the time and under the terms specified by the Subscription Receipt Agreement. If the Release Conditions are not satisfied, holders of Subscription Receipts will receive a refund of all or a portion of the subscription price for their Subscription Receipts, plus their pro-rata entitlement to interest earned or income generated on such amount, if provided for in the Subscription Receipt Agreement, in accordance with the terms of the Subscription Receipt Agreement.

Modifications

The Subscription Receipt Agreement will specify the terms upon which modifications and alterations to the Subscription Receipts issued thereunder may be made by way of a resolution of holders of Subscription Receipts at a meeting of such holders or consent in writing from such holders. The number of holders of Subscription Receipts required to pass such a resolution or execute such a written consent will be specified in the Subscription Receipt Agreement.

The Subscription Receipt Agreement will also specify that the Company may amend the Subscription Receipt Agreement and the Subscription Receipts, without the consent of the holders of the Subscription Receipts, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of the holders of outstanding Subscription Receipts or as otherwise specified in the Subscription Receipt Agreement.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement may describe certain Canadian federal income tax consequences to an investor who is a non-resident of Canada or to an investor who is a resident of Canada of acquiring, owning and disposing of any of the Securities offered thereunder. The applicable Prospectus Supplement may also describe certain U.S. federal income tax consequences of the acquisition, ownership and disposition of any of the Securities offered thereunder by an initial investor who is a U.S. person (within the meaning of the U.S. Internal Revenue Code of 1986). Investors should read the tax discussion in any Prospectus Supplement with respect to a particular offering and consult their own tax advisors with respect to their own particular circumstances.

PRIOR SALES

Information in respect of the Common Shares that were issued within the previous twelve-month period, Common Shares that were issued upon the exercise of options, restricted share rights and warrants, and in respect of the grant of options, restricted share rights and warrants will be provided as required in any applicable Prospectus Supplement.

MARKET FOR SECURITIES

The Common Shares are listed and posted for trading on the TSX in Canada and the NYSE American in the United States under the symbol “GSV”. Trading price and volume of the Common Shares will be provided as required in each Prospectus Supplement to this Prospectus.

RISK FACTORS

An investment in Securities of the Company is subject to certain risks, which should be carefully considered by prospective investors before purchasing such Securities. In addition to the other information set out or incorporated by reference in this Prospectus currently and from time to time, investors should carefully consider the risk factors incorporated by reference in this Prospectus referred to below and the risk factors set forth in any applicable Prospectus Supplement. Any one of such risk factors could materially affect the Company’s business, financial condition and/or future operating results and prospects and could cause actual events to differ materially from those described in forward-looking statements and information relating to the Company. Additional risks and uncertainties not currently identified by the Company or that the Company currently believes not to be material also may materially and adversely affect the Company’s business, financial condition, operations or prospects. Investors should carefully consider the risks described under the heading “Risk Factors” in the Annual Information Form, the risk factors described in the Annual MD&A and the risk factors set forth in any applicable Prospectus Supplement. See “Documents Incorporated by Reference.”

INTERESTS OF EXPERTS

Information of a scientific or technical nature in respect of the Railroad-Pinion Project included or incorporated by reference in this Prospectus has been reviewed and approved by Michael B. Dufresne, M.Sc., P.Geol., P. Geo. and Steven J. Nicholls, BA.Sc., MAIG, both of APEX Geoscience Ltd., Steven R. Koehler, the Company’s Manager of Projects, BSc. Geology and CPG-1021, and Gary Simmons, BSc. Metallurgical Engineering of GL Simmons Consulting LLC and MMSA-01013QP, all of whom are “qualified persons” under NI 43-101. To the best of the Company’s knowledge, after reasonable inquiry, as of the date hereof, the aforementioned individuals and, as applicable, their firms, beneficially own, directly or indirectly, less than 1% of the Common Shares of the Company.

Davidson & Company LLP is the auditor of the Company and has advised the Company that they are independent of the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation.

LEGAL MATTERS

Certain legal matters in connection with the offering will be passed upon on behalf of the Company by Borden Ladner Gervais LLP, as to Canadian legal matters, and Dorsey & Whitney LLP, as to United States legal matters. As of the date hereof, the partners and associates of Borden Ladner Gervais LLP own, directly or indirectly, less than 1% of the Common Shares.